Exhibit 99.1

Nevada Geothermal Power Inc. – Update on Blue Mountain Faulkner Geothermal Power Plant and Debt Financing Timeline

Vancouver, B.C. (April 1, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to announced that its Faulkner 1 power plant at Blue Mountain has been operating continuously since all three power generator units were brought back online on March 5th. The plant is currently generating between 36 and 38 MW (net).

“We are very pleased with the performance of the plant since its full restart,” stated Brian Fairbank, President and CEO. “We are now producing above the minimum threshold required by our power purchase agreement. With these achievements, we have confidence in our ability to further expand the Blue Mountain property and to execute our plan to begin developing our other properties in Nevada and Oregon this year.”

Senior Debt Financing Update
On March 27th, an updated GeothermEx resource study on Blue Mountain was submitted to John Hancock Life Insurance as part of their due diligence requirements. The updated report incorporated data from NGP’s most recently completed wells. Given the recent submission of the report, the timeline for completion of the financing has been extended beyond the initial target date of March 31st. NGP continues to work cooperatively with TCW who have indicated no intention of changing the agreement in principle reached in November 2009.

Well Updates
Construction of the pipeline for injection well 58-11 is in progress and it is expected that the well will be placed into service in April. The well, which is located in a new northern injection zone, is designed to enhance the distribution of injection fluids and supplement overall reservoir pressure support.

Between December 15th and March 9th, well 44-14 was utilized as a temporary injection well. As a result of stimulation associated with the injection of fluid into 44-14, the well’s permeability increased dramatically. NGP now plans to reconfigure well 44-14 to become a production well and it is estimated that this process will take two to three months to complete.

Well 91-15 is still under development. Over the past two weeks the well’s temperature has risen from about 330° F to 359 ° F. NGP plans to allow the well to heat up further, under static conditions, before conducting further testing and analysis.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from the current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.